SECU 12010885 SSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 22 2012
Washington, DC
123

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SEC FILE NUMBER
8- 53650

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DIVINE CAPITAL MARKETS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

39 BROADWAY, 36TH FLOOR
(No. and Street)

NEW YORK	NY	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

212-344-5867
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WADE J. BOWDEN & COMPANY, CPAS P.C.
(Name – *if individual, state last, first, middle name*)

1720 EPPS BRIDGE PARKWAY, SUITE 108-381		ATHENS, GA	30606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, D. Hughes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DIVINE CAPITAL MARKETS LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC
LORRIANE ALEJANDRO
No. 01AL6149012
Exp. Dec. 19 2014
NASSAU COUNTY
STATE OF NEW YORK

Signature

CEO.
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DIVINE CAPITAL MARKETS LLC

Table of Contents

WADE J BOWDEN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Member
Divine Capital Markets LLC

We have audited the statement of financial condition of Divine Capital Markets LLC as of December 31, 2011 and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Divine Capital Markets LLC as of December 31, 2011 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wade J Bowden & Company

Atlanta, Georgia
February 7, 2012

1720 EPPS BRIDGE PARKWAY, SUITE 108-381
ATHENS, GEORGIA 30606
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

DIVINE CAPITAL MARKETS LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER, 31 2011

ASSETS

CURRENT ASSETS:		
Cash and cash equivalents	$	36,646
Deposits with clearing organization		105,685
Receivable from broker-dealer and clearing organization		117,628
Due from employees		3,246
Prepaid expenses		51,403
Total current assets		314,608
PROPERTY AND EQUIPMENT		143,692
Less accumulated depreciation		(138,019)
Property and equipment - net		5,673
OTHER ASSETS - deposits		6,329
TOTAL	$	326,610

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES :		
Accounts payable and accrued expenses	$	158,832
Due to Parent		2,755
Deferred rent		1,593
Total current liabilities		163,180
MEMBER'S EQUITY		163,430
TOTAL	$	326,610

See Independent Auditors' Report and
Notes to Financial Statements.

DIVINE CAPITAL MARKETS LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER, 31 2011

REVENUES:		
Commissions	$	1,573,902
Private placement fees and research		108,768
Interest		2,910
Fee rebates		959
Total revenue		1,686,539
OPERATING EXPENSES:		
Compensation and benefits		1,131,983
Clearing and execution		311,311
Communication and data services		158,113
Regulatory		134,726
Rent		96,990
Legal and professional fees		68,422
Computer and technology services		44,256
Compliance		41,410
Research		37,590
Travel		25,655
Meals and entertainment		20,349
Insurance		16,274
Office		13,726
Taxes and licenses		6,286
Depreciation		5,411
Automobile		5,112
Dues and subscriptions		2,981
Postage and delivery		1,958
Bank charges		1,548
Printing and reproduction		1,051
Interest		278
Total expenses		2,125,430
NET LOSS	$	(438,891)

See Independent Auditors' Report and
Notes to Financial Statements.

DIVINE CAPITAL MARKETS LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER, 31 2011

MEMBER'S EQUITY, JANUARY 1	$	145,321
Net loss		(438,891)
Member contributions		457,000
MEMBER'S EQUITY, DECEMBER 31	$	163,430

See Independent Auditors' Report and
Notes to Financial Statements.

DIVINE CAPITAL MARKETS LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER, 31 2011

OPERATING ACTIVITIES:		
Net loss	$	(438,891)
Adjustments to reconcile net loss to net cash used by operating activities		
Depreciation and amortization		5,411
(Increase) decrease in:		
Receivable from broker-dealer and clearing organization		135,630
Investment banking fees receivable		4,250
Due from employees		(219)
Prepaid expenses		(18,800)
Deposits		914
Increase (decrease) in:		
Accounts payable and accrued expenses		(118,144)
Due to Parent		1,914
Deferred rent		(1,002)
Net cash used by operating activities		(428,937)
INVESTING ACTIVITY - purchase of equipment		(1,398)
FINANCING ACTIVITY - member contributions		457,000
NET INCREASE IN CASH		26,665
CASH AT BEGINNING OF YEAR	$	9,981
CASH AT END OF YEAR	$	36,646
SUPPLEMENTAL CASH FLOWS DISCLOSURES:		
Interest payments	$	7,199

See Independent Auditors' Report and
Notes to Financial Statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Divine Capital Markets LLC (the "Company") is a limited liability company organized in New York State. The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's operations primarily consist of executing securities transactions on an agency basis, private wealth management, independent market research, and investment advisory and private placement services. The Company is a wholly owned subsidiary of Divine Holdings LLC (the "Parent" and sole member).

Since the Company is a limited liability company, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the member has signed a specific guarantee.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash, money market funds and highly liquid debt instruments purchased with an original maturity of three months or less.

Revenue Recognition

The Company records commissions from customer transactions and related clearing expenses on a trade-date basis. Revenue from its investment advisory and private placement services is recognized at the time the transaction is closed. The Company receives fee income for research directly from clients or from other brokerage firms as directed by their clients and is recognized at the time funds are received.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated lives of the assets. Leasehold improvements are amortized over the life of the lease.

Fair Value Measurements

Pursuant to FASB ASC 820, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Using the provisions within FASB ASC 820, the Company has characterized its investments in securities, based on the order of liquidity of the inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the highest order of liquidity to quoted prices in active markets for identical assets or liabilities [Level 1], and the lowest order of liquidity to unobservable inputs [Level 3]. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment.

The Company's fair value measurements are classified into one of three categories as follows based on the measurement inputs:

Level 1 inputs are quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include: quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates and yield curves observable at commonly quoted intervals or current market) and contractual prices for the underlying financial instrument, as well as other relevant economic measures. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. Unobservable inputs reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

Regulatory Expense

On August 1, 2011, the SEC issued an order making findings and imposing remedial sanctions and a cease-and-desist order (the "Consent Order") pursuant to section 8A of the Securities Act of 1933 and section 15(b) of the securities exchange act of 1934 as to the Company. The Company, pursuant to an offer of settlement, and without admitting or denying any and all of the allegations, consented to the entry of the Consent Order and paid disgorgement of $33,762, prejudgment interest of $6,921 and a civil money penalty in the amount of $60,000. Such payments are included in regulatory expense on the accompanying Statement of Operations.

Advertising Costs

Advertising costs, if any, are charged to expenses as incurred. The Company incurred no advertising costs for the year ended December 31, 2011.

Subsequent Events

The Company evaluates events occurring after the date of the statement of financial condition for potential recognition or disclosure in its financial statements. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

3. RECEIVABLE FROM AND DEPOSIT WITH CLEARING ORGANIZATION

Receivable from clearing organization consists primarily of net commissions due from customer transactions for the month ended December 31, 2011.

The deposit with the clearing organization represents the amount deposited under agreements for proprietary accounts of introducing brokers as of December 31, 2011.

4. OFF-BALANCE SHEET RISKS AND CONCENTRATION OF CREDIT RISKS

As a securities broker-dealer, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair both the customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker-dealer provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker- dealer's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker-dealers on a daily basis and requiring customers to deposit additional collateral or reduce positions when necessary.

In addition, the Company is a member of other exchanges that trade and clear securities or futures contracts, or both. The agreements associated with the membership indemnify the exchanges for failure by the Company to comply with the obligations of the agreements, and any loss from a claim that might arise from trades that violate securities laws. Although the rules governing the different exchange memberships vary, in general, the Company's obligations would arise only if the exchange had previously exhausted its resources. The Company has not reflected any contingent liability in the financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

The Company maintains its cash accounts at one commercial bank in amounts that, at times, may exceed the federal insurance limit.

5. INCOME TAXES

The Company is treated as a partnership for tax purposes and, as such, is not liable for federal, state or local income taxes. As a single-member limited liability company and therefore a disregarded entity for income tax purposes, the Company's assets, liabilities, and items of income, deduction and credit are combined with and included in the income tax returns of the

5. INCOME TAXES (continued)

Parent. The Parent is subject to the New York City unincorporated business tax. In accordance with the intercompany tax policy, the Company pays to or receives from the Parent amounts equivalent to the New York City tax charges based on separate company taxable income or loss.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company files income tax returns in the U.S. Federal jurisdiction and in state and local jurisdictions. With few exceptions, the Company is no longer subject to federal, state, or local tax examinations by taxing authorities for years before 2008.

6. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2011:

Furniture and equipment	$ 54,284
Computers	81,920
Leasehold improvements	7,488
	143,692
Less: accumulated depreciation and amortization	(138,019)
Property and equipment, net	$ 5,673

Depreciation expense for the year ended December 31, 2011, amounted to $5,411.

7. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consisted of the following at December 31, 2011:

Accounts Payable	$ 85,588
Commissions Payable	56,216
Accrued Liabilities	17,028
Total	$ 158,832

8. COMMITMENTS AND CONTINGENCIES

Commitments

The Company leases office space in New York City under a sublease that expires on March 31, 2013. Additionally, the Company leases office space in Park Ridge, Illinois, under a lease that expires on July 31, 2012. Aggregate annual rentals for office space at December 31, 2011, are as listed below:

Year Ending December 31:	
2012	$ 84,400
2013	19,593
Total	$ 103,993

The rent incurred by the Company under these leases for the year ended December 31, 2011 amounted to $96,990.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2011, the Company had net capital of $96,779, which was $85,900 in excess of its required net capital of $10,879. The Company's percentage of aggregate indebtedness to net capital was 168.61%. Net capital and aggregate indebtedness change from day to day.

10. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the rule. All customer securities transactions are cleared through another broker-dealer on a fully disclosed basis.

11. INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the rule. The Company did not maintain possession or control of any customer funds or securities.

DIVINE CAPITAL MARKETS LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER, 31 2011

		SCHEDULE 1
TOTAL MEMBERS' EQUITY QUALIFIED FOR NET CAPITAL	$	163,430
DEDUCTIONS AND/OR CHARGES:		
Non-allowable assets:		
Due from employees		(3,246)
Prepaid expenses		(51,403)
Deposits		(6,329)
Property and equipment - net		(5,673)
NET CAPITAL	$	96,779
AGGREGATE INDEBTEDNESS -		
Accounts payable and accrued expenses		158,832
Due to Parent		2,755
Accounts payable and accrued expenses		1,593
Total aggregate indebtedness		163,180
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -		
Minimum net capital required - 6 2/3% of aggregate indebtedness	$	10,879
Excess net capital	$	85,900
Excess net capital at 1,000 percent	$	80,461
Percentage of aggregate indebtedness to net capital		168.61%

There is no difference in the above computation and the Company's net capital, as reported in Company's Part IIA (unaudited) FOCUS report as of December 31, 2011.

WADE J BOWDEN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT ACCOUNTANTS' REPORT
REQUIRED BY
SECURITIES EXCHANGE COMMISSION (SEC) RULE 17A-5(e)(4)
AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S
SIPC ASSESSMENT RECONCILIATION

To the Member
Divine Capital Markets LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments Form SIPC-7 - pages 16 and 17 - to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Divine Capital Markets LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating Divine Capital Markets LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Divine Capital Markets LLC's management is responsible for the Divine Capital Markets LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting no differences.

3. Compared adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers.

5. There was no application of overpayment, thus, no difference between the current assessment and the original computation.

1720 EPPS BRIDGE PARKWAY, SUITE 108-381
ATHENS, GEORGIA 30606
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specific parties.

Atlanta, Georgia
February 7, 2012

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended ____________, 20___

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

053650 FINRA DEC
DIVINE CAPITAL MARKETS LLC 6*6
39 BROADWAY 36TH FL
NEW YORK NY 10006-3003

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 3,684.00

B. Less payment made with SIPC-6 filed (exclude interest) (1,437.49)

____
Date Paid

C. Less prior overpayment applied (–)

D. Assessment balance due or (overpayment) 2,246.51

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum –

F. Total assessment balance and interest due (or overpayment carried forward) $ 2,246.51

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2,246.51

H. Overpayment carried forward $(______________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Divine Capital Markets LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 9 day of February, 20 12

Chief Executive Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning __________, 20___
and ending __________, 20___

Item No.		Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 1,686,539
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
(2) Net loss from principal transactions in securities in trading accounts.		
(3) Net loss from principal transactions in commodities in trading accounts.		
(4) Interest and dividend expense deducted in determining item 2a.		
(5) Net loss from management of or participation in the underwriting or distribution of securities.		
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		
(7) Net loss from securities in investment accounts.		
Total additions		-0-
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		
(2) Revenues from commodity transactions.		
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		212,863
(4) Reimbursements for postage in connection with proxy solicitation.		
(5) Net gain from securities in investment accounts.		
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)		
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 278	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ —	
Enter the greater of line (i) or (ii)		278
Total deductions		213,141
2d. SIPC Net Operating Revenues		$ 1,473,398
2e. General Assessment @ .0025		$ 3,684

(to page 1, line 2.A.)

WADE J BOWDEN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT ON INTERNAL CONTROL
REQUIRED BY
SECURITIES EXCHANGE COMMISSION (SEC) RULE 17A-5
FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM
(SEC) RULE 15C3-3

To the Member
Divine Capital Markets LLC

In planning and performing our audit of the financial statements and supplementary schedule of Divine Capital Markets LLC (the "Company"), as of and for the year ended December 31, 2011, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1720 EPPS BRIDGE PARKWAY, SUITE 108-381
ATHENS, GEORGIA 30606
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2011 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of the Company to achieve all the division of duties and cross-checks generally included in a system of internal accounting control, and that alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be used by anyone other than these specified parties.

Wade J. G. Bowden & Company

Atlanta, Georgia
February 7, 2012

DIVINE CAPITAL MARKETS LLC

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER, 31 2011
AND INDEPENDENT AUDITORS' REPORT

Wade J. Bowden & Company CPAs, P.C.